UNITED STATES
SECURITIES AND EXCHANGE COMMISSION,
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT PURSUANT
TO SECTION 13 OR 15(D) OF THE
SECURITIES EXCHANGE ACT OF 1934

Date of Report (date of earliest event reported): **July 1, 2006**

<u>Timberline Resources Corporation</u>

(Exact name of registrant as specified in its charter)

Idaho	**000-51549**	**82-0291227**
(State or other jurisdiction of incorporation)	(Commission file number)	(IRS Employer Identification No.)

1100 East Lakeshore Drive, Suite 301 **Coeur d'Alene, ID**	**83814**
(Address of principal executive offices)	(Zip Code)

Registrants' telephone number: **(208) 664-4859**

N/A
(Former Name or Former Address if Changed
Since Last Report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

[   ] Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

[   ] Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

[   ] Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act   (17 CFR 240.14d-2(b))

[   ] Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 1.01   **Entry into a Material Definitive Agreement.**

Effective July 1, 2006, the Registrant ("TBLC"), entered into a binding letter of intent ("LOI") with Nevada residents, Susan K. McIntosh and Larry L. McIntosh, husband and wife (the "Sellers") owners of twenty-two unpatented mining claims located in Mineral County, Nevada located in Sections 8, 9, 20, 21, 28, 29, TSN and R36E (the "Property"). Pursuant to the LOI, TBLC agreed to lease the Property and entered into an option to purchase it. The terms and provisions of the LOI are intended to serve as the basis for a more definitive and formal agreement entitled "Mining Lease and Option to Purchase Agreement".

The LOI calls for:

- TBLC to maintain the Property;

- A signing bonus grant of options to purchase 25,000 shares of TBLC's common stock at $1.00 per share;

- A term of 20 years unless terminated, canceled or extended (in five year increments);

- Lease Payments of:

  1. $20,000 due on the effective date;

  2. $25,000 due on July 1, 2007;

  3. $30,000 due on July 1, 2008;

  4. Annual increases of $5,000 until July 1, 20012 (i.e. leveling at $50,00 per year);

  5. $50,000 annually thereafter, if and until the purchase option is exercised;

- An option exercise purchase price of an additional $500,000;

- Production royalty payments to the Sellers of two percent of the Net Smelter Returns ("NSR") which under certain conditions, at NSR of $1,000,000, may be reduced to 1%;

- Termination: by TBLC upon 60 days written notice (if TBLC has not been in default); by the Sellers upon 60 days written notice (if TBLC has been in default).

A copy of the binding letter of intent as executed is attached hereto as Exhibit 10.1 and incorporated by reference hereto.

Item 8.01   **Other Events.**

Press Release

On July 5, 2006, the Registrant issued a press release announcing that it had executed a binding letter of intent with Susan K. McIntosh and Larry L. McIntosh, effective July 1, 2006, to lease and obtain an option to purchase certain mining properties in Mineral County, Nevada.

A copy of the press release is attached hereto as Exhibit 99.1

Item 9.01 <u>Exhibits.</u>

Exhibit 10.1   A Copy of the Binding Letter of Intent as executed, by and between Timberline Resources Corporation and Susan K McIntosh and Larry L. McIntosh effective July 1, 2006.

Exhibit 99.1   July 5, 2006 Press Release announcing Timberline Resources Corporation entering into a Letter of Intent with Susan K McIntosh and Larry L. McIntosh

SIGNATURES.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Timberline Resources Corporation

By: /s/ John Swallow

Date: July 6, 2006

John Swallow
Chief Executive Officer and Chairman of the Board of Directors

Exhibit 10.1


BINDING LETTER OF INTENT


LETTER OF INTENT
ELSIE and LC SOUTH PROJECT,
MINERAL COUNTY, NEVADA

Timberline Resources (TBLC), an Idaho corporation, its successors and assigns enters a Lease and Option to Purchase Agreement with Susan K. and Larry L. McIntosh, both Nevada residents, husband and wife. and legal owners (Owner) of the Elsie and LC South twenty-two (22) unpatented mining claims located in Mineral County, Nevada. Said claims (Property) are located in Sections 8, 9, 20, 21, 28, & 29, T5N, R36E.

The following outlines the terms and intent of the parties and will serve as the basis for the definitive and formal "Mining Lease and Option to Purchase Agreement":

- Lease and Option – Owner leases the Property to TBLC for the purpose of mineral exploration. TBLC must exercise its Option to Purchase upon making a Production Decision, giving written notice to Owner, and submitting Purchase Payment to Owner of US$500,000. Upon such conveyance TBLC will be the sole owner of said Property subject to the Production Royalty reserved by the Owner;
- Term – The initial term of this Agreement shall commence on the Effective Date and shall expire twenty (20) years thereafter, unless terminated, canceled, or extended. Such extensions may be renewed in five (5) year increments so long as TBLC has met all its obligations under the definitive Agreement and has maintained the Property in good standing;
- Payments – TBLC shall pay to the owner the following Minimum Advance Cash Royalty amounts according to the following schedule:
  On execution and Effective Date (1July2006)   US$20,000
  1July2007 $25,000
  1July2008 $30,000
  Annual increase of US$5,000 until,
  1July2012, and each subsequent year until Production $50,000
    Decision.
  Cash payments will not be credited against the Option to Purchase price of US$500,000. Such Advance Cash Royalty amounts shall be credited cumulatively in favor of TBLC against future Production Royalty.
- Production Royalty – TBLC shall pay Production Royalty based on Net Smelter Returns at the rate of two (2%) per cent. Such Production Royalty may be bought down at notification to the Owner by TBLC per the following:
        1% for US$1,000,000,

- Claim Maintenance – TBLC shall perform for the benefit of the Property all applicable assessment work requirements of all applicable federal, state, and local laws, regulations, and ordinances and shall be responsible for proper recordation, filing, and payment of necessary fees with the appropriate federal, state, and local agencies.
- Termination – TBLC may terminate this Agreement at any time so long as it gives Owner written notification of sixty (60) days, and all of TBLC obligations, as set forth in this Agreement, have been met. Owner may terminate this Agreement by giving sixty (60) day written notice of any default of TBLC as outlined in this Agreement. If such default is not remedied by TBLC within such sixty (60) day period, said agreement shall be terminated.
- Signing Bonus – TBLC shall grant 25,000 share options to purchase to Owner as a signing bonus. Such share options shall be priced at US$1.00 per share.

Effective Date, 1 July 2006
Terms Agreed To,



Paul E. Dircksen   Susan K.McIntosh
VP Exploration   Larry L. Mc Intosh
Timberline Resources Corporation 1955 Stephen Ct.
1100 East Lakeshore Dr. #301 Gardnerville,NV 89410
Coeur D' Alene, ID 83814

Exhibit 99.1   July 5, 2006 Press Release

Timberline Resources Signs Letter of Intent on Additional Walker Lane   Gold Project

COEUR D'ALENE, Idaho, Jul 5, 2006 (PRIMEZONE via COMTEX) – Timberline Resources Corporation (Pink Sheets:TBLC) announced today that it has signed a Letter of Intent to enter a Lease / Option to Purchase Agreement on the Long Canyon Project which lies along the Walker Lane Mineral Belt in south-central Nevada. Long Canyon is located 9 miles east-southeast of the East Camp Douglas project, which Timberline has recently leased, as announced last week.

The project covers 22 mining claims and represents the upper levels of a low-sulfidation, quartz-adularia gold system within the same positive structural setting as East Camp Douglas. The project area contains a series of narrow quartz veins grading up to 3.9 grams per tonne (g/t) gold and 529 g/t silver, cutting a broad, undefined, zone of gold bearing siliceous breccias associated with a poorly defined intrusive mafic sill. Additionally, a regional rhyolite dike swarm appears to control some of the gold mineralization. Timberline plans to commence a program of geologic mapping, geochemical sampling, and geophysical magnetic surveying in conjunction with the planned work program on its recently announced nearby East Camp Douglas project.

Timberline's V.P. of Exploration, Paul Dircksen, stated, "Long Canyon represents a significant early-stage exploration target within a regional permissive structural regime containing gold values genetically associated with both the mafic and rhyolitic intrusives, not unlike those found in other mines such asMidas."

The Agreement requires Timberline to make annual advance royalty payments of $20,000 increasing $5,000 annually to a cap of $50,000. Upon a production decision, Timberline may purchase the Property for $500,000 subject to a 2-percent Net Smelter Returns (NSR) royalty, of which 1-percent may be purchased for $1,000,000.

This press release has been reviewed and approved by Paul Dircksen, a Qualified Person as defined by NI 43-101.

Timberline Resources Corporation is a unique, growth-oriented company that combines positive cash flow from its ownership of Kettle Drilling, Inc. with the "blue sky" upside of its experienced mineral exploration team. Timberline is a fully-reporting company with fewer than 20 million shares outstanding. Its common stock is quoted on the OTC Market under the symbol "TBLC."

Certain statements contained in this press release are "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements are based on beliefs of management as well as assumptions made by and information currently available to management. Forward-looking statements are subject to risks, uncertainties and other factors that could cause actual results to differ materially from expected results.

This news release was distributed by PrimeZone, www.primezone.com

SOURCE: Timberline Resources Corporation

By Staff

CONTACT: Timberline Resources Corporation
        John Swallow, Chairman
        (208) 664-4859
        www.timberline-resources.com